UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ESSEX RENTAL CORP.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK
(Title of Class of Securities)

297187106
(CUSIP Number of Common Stock Underlying Warrants)

Martin A. Kroll
Chief Financial Officer
Essex Rental Corp.
1110 Lake Cook Road, Suite 220
Buffalo Grove, Illinois 60089
(847) 215-6500
Fax: (847) 215-6535
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copies To:
Todd J. Emmerman
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York  10022
(212) 940-8873
Fax: (212) 940-8776

 CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)
$ 14,400,000	$ 1,026.72

(1)
Estimated for purposes of calculating the amount of the filing fee only. Essex Rental Corp. (the “Company”) is offering to the holders of up to 8,000,000 of the Company’s (i) publicly traded warrants (the “Public Warrants”) to purchase the Company’s common stock, par value $.0001 per share (“Common Stock”), which were issued by the Company in its initial public offering and (ii) warrants to purchase shares of Common Stock sold by the Company in a private placement that closed simultaneously with the Company’s initial public offering (the “Private Warrants” and, together with the Private Warrants, the “Warrants”), the opportunity  to exercise such warrants by tendering three (3) warrants for one (1) share of common stock, on a cashless basis (the “Offer”). The amount of the filing fee assumes that 8,000,000 warrants (the maximum number of warrants that the Company will accept in the Offer) will be exercised in the Offer.  The filing fee is  calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $71.30 for each $1,000,000 of the value of the transaction.  The transaction value was determined by using the average of the high and low prices of the Public Warrants on June 7, 2010, which was $1.80.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $1,073.00
Form or Registration Number:  Schedule TO
Filing Party:  Essex Rental Corp.
Date Filed:  May 10, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (the "Original Schedule TO") filed by Essex Rental Corp. (the "Company”) with the Securities and Exchange Commission (the "SEC") on May 10, 2010, as amended by Amendment No. 1 thereto filed with the SEC on June 9, 2010 and Amendment No. 2 thereto filed with the SEC on June 10, 2010 (the Original Schedule TO, as previously amended, the “Schedule TO”).  The Schedule TO relates to the offer by the Company upon the terms and conditions set forth in the Offer Letter (the "Offer Letter"), dated May 10, 2010, and related Letter of Transmittal (which together constitute the “Original Offer”), to temporarily modify the terms of the Company's (i) publicly traded warrants (the “Public Warrants”) to purchase the Company’s common stock, par value $.0001 per share (“Common Stock”), which were issued by the Company in its initial public offering and (ii) warrants to purchase shares of Common Stock sold by the Company in a private placement that closed simultaneously with the Company’s initial public offering (the “Private Warrants” and, together with the Private Warrants, the “Warrants”), to permit holders of up to 8,000,000 Warrants to tender such Warrants for exercise on a cashless basis.  The Original Offer provided that for each seven Warrants tendered, the holder would receive two shares of Common Stock, without paying a cash exercise price, subject to the oversubscription, proration and other terms and conditions of the Original Offer.

This Amendment No. 2 is being filed to reflect the fact that the Company is delivering to Warrant holders the Supplement to Offer Letter, dated June 11, 2010 (the "Supplement"), Amended and Restated Letter of Transmittal, dated June 11, 2010, Amended and Restated Notice of Guaranteed Delivery and related offering documents, which are filed as exhibits to this Amendment No. 3.  The Offer Letter, as amended and supplemented by the Supplement, together with the Amended and Restated Letter of Transmittal constitute the "Offer".  Pursuant to the Supplement and the Amended and Restated Letter of Transmittal the Company is, among other things, modifying the exchange ratio for the Warrants such that for each three Warrants tendered in the Offer, the holder will receive one share of Common Stock, and extending the offer period until 5:00 p.m., New York City time, on June 29, 2010 unless further extended.

The full text of the Supplement and the Amended and Restated Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(2)(A) hereto, respectively.  The Amended and Restated Notice of Guaranteed Delivery and related offering documents are also filed as exhibits hereto.

Item 1.	SUMMARY TERM SHEET

The information set forth in Item 1 of the Schedule TO is hereby supplemented and amended by the information set forth in the Supplement under "Summary Term Sheet", which is incorporated herein by reference.

Item 4.	TERMS OF THE TRANSACTION

(a)
The information set forth in Item 4(a) of the Schedule TO is hereby supplemented and amended by the information set forth under "The Offer" in the Supplement, which is incorporated herein by reference.

Item 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(e)
The information set forth in Item 5(e) of the Schedule TO is hereby supplemented and Amended by the information set forth under "The Offer – 8. Transactions and Agreements Concerning the Company's Securities" in the Supplement which is incorporated by reference.

Item 12.	EXHIBITS

Item 12 of the Schedule TO is hereby amended and restated in its entirety as follows:

(a)	(1)	Offer Letter to Warrant Holders, dated May 10, 2010.*

(1)(A)	Supplement to Offer Letter, dated June 11, 2010.

(2)	Letter of Transmittal.*

(2)(A)	Amended and Restated Letter of Transmittal.

(3)	Notice of Guaranteed Delivery.*

(3)(A)	Amended and Restated Notice of Guaranteed Delivery.

(4)          Form of letter to brokers, dealers, commercial banks, trust companies and other nominees, dated May 10, 2010.*

(4)(A)    Form of letter to brokers, dealers, commercial banks, trust companies and other nominees, dated June 11, 2010.

(5)          Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients, dated May 10, 2010.*

(5)(A)    Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients, dated June 11, 2010.

(6)          The Company’s Registration Statement on Form S-1 (File No. 333-117051) initially filed on November 6, 2006, as amended, and Post-Effective Amendment on Form S-3 to Form S-1 filed on May 21, 2009 (Incorporated herein by reference).

(7)          Annual Report on Form 10-K for the year ended December 31, 2009 filed on March 15, 2010 with the SEC (incorporated herein by reference).

(8)          Quarterly Report on Form 10-Q for the three months ended March 31, 2010 filed on May 4, 2010 with the SEC (incorporated herein by reference).

(9)          Press Release dated May 3, 2010 filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on May 3, 2010 with the SEC (incorporated herein by reference).

(10)	Press Release dated June 9, 2010.**

(11)	Press Release dated June 10, 2010.***

(12)	Press Release dated June 11, 2010.

(b)	Not applicable.

(d)	Warrant Tender Agreement, dated June 10, 2010, between Essex Rental Corp. and Aria Master Fund Ltd.

(g)	Not applicable.

(h)	Not applicable

*	Previously filed with the Original Schedule TO.
**	Previously filed with Amendment No. 1 to the Original Schedule TO.
***	Previously filed with Amendment No. 2 to the Original Schedule TO.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ESSEX RENTAL CORP.

By:	/s/ Martin A. Kroll
Name:	Martin A. Kroll
Title:	Chief Financial Officer

Date:  June 11, 2010